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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                   SCHEDULE TO
                                (AMENDMENT NO. 5)

                                  (RULE 13E-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------
                        NATIONAL SERVICE INDUSTRIES, INC.
     (Name of Subject Company (Issuer) and Names of Filing Person (Offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)
                           --------------------------

                               CAROL ELLIS MORGAN
                     SENIOR VICE PRESIDENT, GENERAL COUNSEL,
                                  AND SECRETARY
                        NATIONAL SERVICE INDUSTRIES, INC.
                                    SUITE 200
                              1420 PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                            TELEPHONE: (404) 853-1000
            (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of Filing Person)
                                 ---------------

                                    COPY TO:
                               RUSSELL B. RICHARDS
                               KING & SPALDING LLP
                              191 PEACHTREE STREET
                           ATLANTA, GEORGIA 30303-1763
                            TELEPHONE: (404) 572-4600
                                 ---------------

                            CALCULATION OF FILING FEE

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  TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
  ----------------------                               ----------------------
      $258,900.80                                              $20.97
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* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 1,153,808 options at the purchase price applicable to each option. The purchase price for each option is the greater of (a) the amount by which $10.00 exceeds the exercise price of the option, if any, and (b) $.10. This offer relates to options at the following exercise prices: (i) 69,000 options at $7.82; and (ii) 1,084,808 options at exercise prices greater than $10.00. This amount includes 740,587 options held by executive officers and directors of the subject company. Such executive officers and directors have agreed to have their options cancelled without cash payment. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of the transaction valuation.

**       Previously paid.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

  Amount Previously Paid:
                         -------------------------------------------------------


  Form or Registration No.:
                           -----------------------------------------------------


  Filing Party:
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  Date Filed:
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[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[X]      ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ]      GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ]      SCHEDULE 13D UNDER RULE 13D-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                   SCHEDULE TO

          This Amendment No. 5 to the Tender Offer Statement on Schedule TO is being filed by the Registrant as a final amendment to report the results of the Registrant's tender for any and all of the outstanding options to purchase its common stock, on the terms and subject to the conditions described in the Offer to Purchase, dated April 25, 2003 (as supplemented, the "Offer to Purchase"). The Offer to Purchase and the related Form of Election to Tender Options, together and with all schedules and annexes thereto, constitute the "Offer."

          The Offer was made in connection with the proposed merger of NS Acquisition Corp, a Delaware corporation and an affiliate of California Investment Fund, LLC, with and into the Registrant. The merger closed and became effective on June 12, 2003.

          The Offer expired at 5:00 p.m., Eastern Daylight Time, on June 12, 2003. Pursuant to the Offer, the Registrant accepted for cancellation and payment options to purchase an aggregate of 413,221 shares of its common stock. The Registrant will promptly pay the holders of such options the cash consideration specified in the Offer.

ITEM 12. EXHIBITS.

         (a) (1) Offer to Purchase, dated April 25, 2003.*

             (2) Form of Election to Tender Options.*

             (3) Form of letter to option holders.*

             (4) Issuer's Definitive Proxy Statement on Schedule 14A (filed with the Securities and Exchange Commission on May 14, 2003 and incorporated herein by reference).*

             (5) Supplement to Offer to Purchase, dated May 16, 2003.*

             (6) Notice to Holders of Options, dated May 23, 2003.*

             (7) Notice to Holders of Options, dated June 3, 2003.*

             (8) Notice to Holders of Options, dated June 10, 2003.*

         (b)  Not applicable.

         (d)  Not applicable.

         (g)  Not applicable.

         (h)  Not applicable.

*  Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a)  Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     National Service Industries, Inc.


                                     /s/ Carol Ellis Morgan
                                     -------------------------------------------
                                     Carol Ellis Morgan
                                     President and General Counsel

Date: June 13, 2003